Exhibit (a)(1)(g)

FORM OF NOTICE OF ACCEPTANCE OF
OPTIONS FOR AMENDMENT

Fossil, Inc. hereby accepts all of the Eligible Options properly tendered for amendment with respect to which eligible employees have elected to participate in the Offer. Enclosed you will find your Amendment to Stock Option Agreement with an Exhibit setting forth the option grant date, the number of options amended, the new exercise price per share, and the cash payment you will be entitled to in consideration for the Amendment.

YOU MUST SIGN AND DATE THE AGREEMENT AND RETURN IT PROMPTLY BY EMAIL, FACSIMILE, OR HAND-DELIVERY TO:

Katherine Neverdousky

Fossil, Inc.

2280 N. Greenville Avenue, Richardson, Texas 75082

Phone:  (972) 699-6888

Fax: (972) 638-2887

Your Eligible Options will not be amended until we have received your signed amendment. Once we have received and processed your amendment, we will notify you of any additional steps necessary to exercise your vested Amended Options.